EXHIBIT 21

Subsidiaries of Republic Bancorp, Inc.*****

Name of Subsidiary	State or other Jurisdiction of Incorporation

Republic Bank & Trust Company	Kentucky

Republic Bank	Federally chartered savings bank

Republic Bancorp Capital Trust	Delaware